April 30, 2003

Mr. John Y. Keffer
Chairman
Board of Trustees
Forum Funds
Two Portland Square
Portland, Maine 04102

         RE:      Contractual Waivers and Reimbursements

Dear John:

         Adams, Harkness & Hill, Inc. (the "Adviser") agrees to continue to waive its investment advisory fee and reimburse expenses as necessary to ensure that total annual operating expenses (excluding taxes, interest, portfolio transaction expenses and extraordinary expenses) for Winslow Green Growth Fund (the "Fund"), a series of the Forum Funds (the "Trust"), do not exceed 1.45% for the period of April 30, 2003 through April 30, 2004.

         This agreement can only be terminated or amended upon the approval of the Trust's Board of Trustees and is automatically terminated if the Adviser is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will terminate on April 30, 2004.

Very truly yours,

By:      /s/ Jackson W. Robinson
Title:   President